Attn: House Hack, Inc. dba Reinvest

8164 Platinum St., Ventura, CA 93004

I wrote an appraisal report dated October 3, 2025, for 8164 Platinum St., Ventura, CA 93004. It gives my opinion of the property's value as of that date. You may reference that report and my opinion of value in your Offering Statement on Form 1-A (SEC File No. 024-12811), and you may name me as the appraiser who prepared it. This also covers any amendments to that filing.

This is not a reliance letter. The report was prepared for House Hack, Inc. as the only intended user. This consent doesn't change the intended use or users in the report, and it doesn't require me to update it.

Signature: DocuSigned by: [signature] 71A14EA2CCD54EA...

Name: EDWARD JAMES ARMSTRONG

Firm Name: West Coast Appraisal Group

License #: AR030991

Date: 10/1/2026